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Exhibit 99

REPORT UNDER
SECTION 101 OF THE SECURITIES ACT (ONTARIO),
SECTION 111 OF THE SECURITIES ACT (BRITISH COLUMBIA),
SECTION 176 OF THE SECURITIES ACT (ALBERTA),
SECTION 110 OF THE SECURITIES ACT, 1988 (SASKATCHEWAN),
SECTION 92 OF THE SECURITIES ACT (MANITOBA),
SECTION 147.11 OF THE SECURITIES ACT (QUEBEC),
SECTION 107 OF THE SECURITIES ACT (NOVA SCOTIA), AND
SECTION 102 OF THE SECURITIES ACT (NEWFOUNDLAND)

The following information is filed pursuant to the provisions listed above under applicable securities legislation:

1.
The name and address of the offeror issuing this release and report:

  MI Developments Inc. ("MID")
  455 Magna Drive
  Aurora, Ontario
  L4G 7A9

2.
The designation and number or principal amount of securities and the offeror's securityholding percentage in the class of securities of which the offeror acquired ownership or control in the transaction or occurrence giving rise to the obligation to file the report and whether it was ownership or control that was acquired in those circumstances:

  MID acquired from Fair Enterprise Limited ("Fair Enterprise") 3,682,515 shares of Class A Subordinate Voting Stock ("MEC Class A Shares") of Magna Entertainment Corp. ("MEC"), representing approximately 7.5% of the outstanding MEC Class A Shares (the "Purchase Shares").

3.
The designation and number or principal amount of securities and the offeror's securityholding percentage in the class of securities immediately after the transaction or occurrence giving rise to obligation to file the report:

  MID now holds 8,044,843 MEC Class A Shares, representing approximately 16.5% of the outstanding MEC Class A Shares. MID also holds 58,466,056 shares of Class B Stock ("MEC Class B Shares"), representing 100% of the outstanding MEC Class B Shares. In the aggregate, MID's holdings of MEC Class A Shares and MEC Class B Shares represent 62.0% of the equity and 96.6% of all voting securities of MEC.

4.
The designation and number or principal amount of securities and the percentage of outstanding securities of the class of securities referred to in item 3 over which:

(i)
the offeror, either alone or together with any joint actors, has ownership and control;

    See item 3 above.

  (ii)
  the offeror, either alone or together with any joint actors, has ownership but control is held by other persons or companies other than the offeror or any joint actor; and

    N/A

  (iii)
  the offeror, either alone or together with any joint actors, has exclusive or shared control but does not have ownership;

    N/A

5.
The name of the market in which the transaction or occurrence that gave rise to this report took place:

  MID acquired the Purchase Shares in a private transaction pursuant to the Share Purchase Agreement, as described in item 7 below.

6.
The purpose of the offeror and any joint actors in effecting the transaction or occurrence that gave rise to this report, including any future intention to acquire ownership of, or control over, additional securities of the reporting issuer:

  On July 13, 2004, MID issued a press release announcing its intention to make an offer (the "Offer") to acquire all the outstanding MEC Class A Shares that it does not currently own for consideration of 0.2258 of a Class A Subordinate Voting Share (an "MID Class A Share") of MID and US$1.05 in cash per MEC Class A Share (the "Proposed Privatization"). If the Offer is completed, MID intends to acquire any MEC Class A Shares not tendered in the Offer through a merger of MEC with a wholly-owned subsidiary of MID in which shareholders of MEC would receive the same consideration per MEC Class A Share.

  Fair Enterprise, which is controlled by Frank Stronach (the Chairman of MID and MEC, as well as a trustee of the Stronach Trust, the controlling shareholder of MID) and by members of the Stronach family, sold the Purchase Shares to MID at no premium to demonstrate that by not participating in the Offer, Mr. Stronach's support of the Offer is not attributed to his financial interest and ownership of MEC Class A Shares.

7.
The general nature and the material terms of any agreement, other than lending arrangements, with respect to securities of the reporting issuer entered into by the offeror, or any joint actor, and the issuer of the securities or any other entity in connection with the transaction or occurrence giving rise to this report, including agreements with respect to the acquisition, holding, disposition or voting of any of the securities:

  MID acquired the Purchase Shares pursuant to a share purchase agreement (the "Share Purchase Agreement") with Fair Enterprise dated July 12, 2004 at a purchase price of US$21,947,789.40 (the "Purchase Price"), being an amount equal to 3,682,515 multiplied by the volume weighted average price of all trades of the MEC Class A Shares on The Nasdaq National Market ("NASDAQ") for the five trading days ending on July 12, 2004. US$3,292,168.41 of the Purchase Price (the "Cash Consideration") will be satisfied by MID through a cash payment and the balance of US$18,655,620.99 (representing 85% of the Purchase Price) will be satisfied by MID through the issuance, subject to regulatory approval, of 707,725 MID Class A Shares (the "Exchange Shares") (representing 85% of the product of (i) 3,682,515 and (ii) the quotient obtained by dividing the volume weighted average price of all trades of the MEC Class A Shares on NASDAQ for the five trading days ending on July 12, 2004 by the volume weighted average price of all trades of the MID Class A Shares on the New York Stock Exchange (the "NYSE") for the five trading days ending on July 12, 2004, with such resulting number of MID Class A Shares being rounded up to the nearest whole share).

  In the event that the Proposed Privatization has not been completed by December 30, 2004, or prior to such date, MID publicly announces that it is abandoning the Proposed Privatization, Fair Enterprise will be entitled to repurchase the Purchase Shares from MID in consideration for, at Fair Enterprise's option, either (i) the Exchange Shares and the Cash Consideration, or (ii) the Cash Consideration and an amount equal to the number of the Exchange Shares multiplied by the volume weighted average price of all trades of the MID Class A Shares on the NYSE for the five trading days ending on the date prior to the date of such repurchase.

8.
The names of any joint actors in connection with the disclosure required by this report:

  N/A

9.
In the case of a transaction or occurrence that did not take place on a stock exchange or other market that represents a published market for the securities, including an issuance from treasury, the nature and value of the consideration paid by the offeror:

  See item 7 above.

10.
If applicable, a description of any change in any material fact set out in a previous report by the entity under the early warning requirements in respect of the reporting issuer's securities:

  N/A

    DATED this 14th day of July, 2004.

MI DEVELOPMENTS INC.
by	/s/ EDWARD C. HANNAH Edward C. Hannah Executive Vice-President, Corporate Development, Secretary and General Counsel

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REPORT UNDER SECTION 101 OF THE SECURITIES ACT (ONTARIO), SECTION 111 OF THE SECURITIES ACT (BRITISH COLUMBIA), SECTION 176 OF THE SECURITIES ACT (ALBERTA), SECTION 110 OF THE SECURITIES ACT, 1988 (SASKATCHEWAN), SECTION 92 OF THE SECURITIES ACT (MANITOBA), SECTION 147.11 OF THE SECURITIES ACT (QUEBEC), SECTION 107 OF THE SECURITIES ACT (NOVA SCOTIA), AND SECTION 102 OF THE SECURITIES ACT (NEWFOUNDLAND)